SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Legacy Housing Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

52472M101

(CUSIP Number)

September 27, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

Cusip No. 52472M101

1.	Names of Reporting Persons Dechomai Asset Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,450,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,450,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,450,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) OO

Page 2 of 6 pages

Item 1(a). Name of Issuer:

Legacy Housing Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

1600 Airport Freeway, #100

Bedford, Texas 76022

Item 2(a). Name of Person(s) Filing:

Dechomai Asset Trust

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Dechomai Asset Trust (“DAF”) is 3713 Pine Street, Jacksonville, FL 32205.

Item 2(c). Citizenship:

Nevada

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

 Item 2(e). CUSIP Number:

52472M101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________.

Page 3 of 6 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, DAF is deemed to beneficially own an aggregate of 2,450,000 shares of Common Stock of the Issuer (the “DAF Shares”). DAF has sole power to direct the vote and to direct the disposition of the DAF Shares.

(b)	Percent of class:

The DAF Shares represent approximately 9.9% of the Issuer’s Common Stock, based on 24,722,936 issued and outstanding shares of Common Stock of the Issuer as of August 9, 2019, as reflected in the Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,450,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,450,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Page 4 of 6 pages

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

(a) Not applicable.

(b) Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2019
(Date)

/s/ Bryan Clontz
Name: Bryan Clontz Title: Trustee

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 6 of 6 pages